UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2019
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019.

On May 21, 2019, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2019 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: May 21, 2019

	Adecoagro´s gross sales in 1Q19 reached $162.1 million, 4.2% higher year-over-year. Adjusted EBITDA totaled $58.3 million

1Q19 Earning Release Conference Call

English Conference Call
Luxembourg, May 21, 2019 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agroindustrial company in South America, announced today its results for the first quarter ended March 31, 2019. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 26 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.

May 22, 2019
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. Luxemburg

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	1Q19	1Q18	Chg %
Tel: +1 (844) 435-0324	Gross Sales	162,098	155,567	4.2%
Participants calling from the US	Net Sales (1)	153,874	147,966	4.0%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	31,942	18,831	69.6%
Charlie Boero Hughes	Sugar, Ethanol & Energy	31,197	47,988	(35.0)%
CFO	Corporate Expenses	(4,838)	(4,879)	(0.8)%
Juan Ignacio Galleano	Total Adjusted EBITDA	58,301	61,940	(5.9)%
IR Manager	Adjusted EBITDA Margin (2)	31.8%	41.9%	(24.1)%
	Adj. EBITDA Margin net of 3rd party commercialization.(3)	37.1%	47.9%	(22.6)%
	Net Income	(2,235)	10,896	n.a
Email	Adjusted Net Income(4)	14,463	19,193	(24.6)%
ir@adecoagro.com	Farming Planted Area (Hectares)	232,367	233,121	(0.3)%
	Sugarcane Plantation Area (Hectares)	157,638	138,360	13.9%

	• 1Q19 Adjusted EBITDA(3) was $58.3 million, marking a 5.9% decrease year-over-year. Adjusted EBITDA margin net of 3rd party commercialization, reached 37.1%.
Website:
www.adecoagro.com
	• Gross sales reached $162.1 million in 1Q19, 4.2% higher year-over year.

	• 1Q19 Adjusted Net Income was $11.5 million or 24.6% lower compared to 1Q18

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net 3rd party commercialization results to highlight the margin generated by our own production.
(4) We define Adjusted Net Income as (i)( Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares hold as investment property and plus (vii) the revaluation surplus of the farmland sold.

4

Financial & Operational Performance Highlights

◦
In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $31.2 million in 1Q19, marking a $16.8 million decrease year-over-year. Adjusted EBITDA was positively affected by: (i) the full maximization of ethanol production (97% total TRS produced was diverted to ethanol, an all-time record), allowing us to profit from higher relative prices (hydrous and anhydrous ethanol traded at a 21.7% and 24.4% premium to sugar during 1Q19, respectively), (ii) the high level of cogeneration efficiency (73.2 KWh per ton crushed) which allowed us to maximize energy sales, capturing attractive prices during the quarter (prices reached as high as BRL/MWh 450 in February); and (iii) the dilution of total production costs, on a per ton basis thanks to the enhancements in agricultural and industrial efficiencies, and the depreciation of the Brazilian reais. These positive effects were fully offset by lower crushing activities, coupled with the $26.3 million difference registered from the mark-to-market effect of our commodity hedge position. However, this also resulted in a $14.3 million higher gain from the mark-to-market of our biological asset.

◦
Adjusted EBITDA for the Farming and Land Transformation businesses reached $31.9 million in 1Q19, $13.1 million or 69.6% higher year-over-year. The improvement in financial performance is primarily explained by higher margins in our Rice and Dairy businesses, coupled with the completion of the sale of Alto Alegre farm, which contributed $9.4 million to EBITDA.

In the case of the Rice business, higher margins were explained by (i) cost dilution following the depreciation of the Argentine Peso, (ii) higher selling volumes since we not only processed 15.0 million additional tons of rough rice (50.8% increase), but also carried stocks from the previous quarter; coupled with (iii) the ongoing enhancement in agricultural and industrial efficiencies.

Regarding our Dairy business, higher selling volumes and average prices were responsible for the increase in financial performance. Indeed, as a result of the shortage of raw milk due to weather related issues, prices increased margins. At our confined free stall system, milk production was not affected allowing us to fully profit from higher prices.

◦
Net Income in 1Q19 was a loss of $2.2 million, compared to a $10.9 million gain recorded in the same period of last year. EBITDA generation was offset by: (i) the $27.8 million non-cash loss derived from the revaluation of our U.S. dollar denominated financial debt, measured in local currency; coupled with (ii) a $1.0 million loss resulting from the application of IAS 21: "The Effects of Changes in Foreign Exchange Rates." (for more information, please refer to financial note 3 "Segment Information")

◦
Adjusted Net Income, a concept we introduced in 2018 to more accurately provide a proxy cash metric, which excludes, by definition, (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA) and (v) revaluation surplus of farmland sold. We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. In 1Q19, Adjusted Net Income reached $14.5 million, $4.7 million or 24.6% lower compared to 1Q18. (Please refer to page 33 for a reconciliation of Adjusted Net Income to Profit/Loss).

Adjusted Net Income
$ thousands	1Q19	1Q18	Chg %
Net Income	(2,234)	10,896	n.a
Foreign exchange losses, net	20,196	9,348	116.0%
Cash flow hedge - transfer from equity	7,601	2,101	261.8%
Inflation Accounting Effects	(17,786)	—	n.a
Revaluation Result - Investment Property	(1,336)	(3,152)	(57.6)%
Revaluation surplus of farmland sold	8,022	—	n.a
Adjusted Net Income	14,463	19,193	(24.6)%

Strategy Execution
5-Year Plan Update - Cluster Expansion

◦
The expansion of our cluster in Mato Grosso do Sul is proceeding according to plan. A total of 50,057 hectares have been secured for planting so far, representing 93.5% of the total hectares needed to fully supply the three million tons of additional crushing capacity. Planting operations are also well underway with 26,778 hectares that already having been planted now and now available. We feel confident that we will be able to plant the remaining hectares through 2020 and 2021, subject to weather conditions.

Milk Processing Facilities Investment Update

◦
At the end of 1Q19 we took over the 2 milk processing facilities. We rapidly put a team to work on the conditioning and fine tuning of the plants to commence commercial operations as soon as possible, while at the same time we obtained and up dated the necessary permits. We started marketing our products and customers showed a lot of interest. During the first month of 2Q19 we have surpass our production and sales projections and look forward to achieve our targeted ROICs and create value to our shareholders.

Farmland sale at premium to independent appraisal

◦
As previously announced in our 4Q18 release, during January 2019, we completed the sale of Alto Alegre farm, located in Tocantins, for $16.8 million. The selling price represents a 33% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2018.

Changes to Leases Accounting - IFRS 16

◦
In January 2016, the International Accounting Standards Board (IASB) amended IAS 17 Leases, to be effectively implemented as of January 2019. The previous lease accounting focused on identifying when a lease arrangement was, pursuant of its terms, equivalent to the purchase of the underlying asset. If that was the case, the agreement was treated as financial lease and booked accordingly. Otherwise, it was deemed as an operating lease and remained off-balance sheet.

Under the new standard, the main focus is placed on whether the lessee has control over the underlying asset. If this is the case, the agreements must be capitalized by recognizing the present value of the lease payments. At the same time, a financial obligation must also be registered. In the case of Adecoagro, mainly land leasing agreements in our Sugar, Ethanol & Energy business , must be treated as financial leases given (i) that the Company controls key managerial decisions over the assets; and (ii) it´s long term nature (over 12 months period).
The direct financial effects of fully applying IFRS 16 are as follows:

◦Increase in both assets and liabilities by the present value of projected lease payments
◦Increase in EBITDA. The leasing costs are now replaced by depreciation expenses which are, by definition, excluded from EBITDA calculation. At the same time, interest expense is now recognized. As a way to maintain the proxy cash nature of the metric, we decided to include the depreciation expenses stemming from the capitalization of the lease payments in the calculation of Adj. EBITDA.
◦The adoption of the IFRS 16 does not impact the Company´s cash position

Market Overview

◦
Ethanol market remained highly volatile during the 1Q19.  After a weak start in January, hydrous prices increased by ~23% and reached the peak of the 18/19 cycle in mid-March. Compared to same period last year, hydrous and anhydrous prices were down by 8.4% and 6.3%, respectively. As reported by UNICA, hydrous demand exceeded expectations throughout 1Q19 with a 34.7% increase year-over-year.

◦
Sugar prices traded within a relatively narrow range during 1Q 2019. Prices were, on average, 6% lower than 1Q18 and 1% lower than 4Q18. Despite the rally in the energy complex and strong ethanol prices in CS Brazil, higher than expected production in Thailand and India pressured prices. Both countries added over 4 million metric tones to the 2018/19 global S&D, with current forecasts indicating a small surplus, instead of small deficit previously. Going forward, the market will be looking on how the current CS Brazil crop develops and the parity with ethanol.

◦
Energy spot prices in the southeast region of Brazil during 1Q19 were 48% higher than 1Q18.  In January, energy prices were 192 BRL/MWh, 443 BRL/MWh in February, and 234 BRL/MWh in March.  Prices decreased in April due to the rains reaching 175 BRL/MWh despite of the reservoir levels. The consumption is still increasing monthly. The level of the southeast reservoirs decrease to 39.5% at the end of March, 1.9%  lower than the same period of 2018 (41.4%).

◦
Soybean prices traded almost flat during 1Q19. Corn prices decreased 5% in the quarter amid trade war issues as the US and China weren’t able to solve the conflict. In addition, uncertainty regarding China’s grain demand increased due to widespread Asian Swine Fever adds to volatility .

Operational Performance
2018/19 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2018/19 Harvested Area			Yields (Tons per hectare)
	2018/19	2017/18	Chg %	Hectares	% Harvested	Production	2018/19	2017/18	Chg %
Soybean	47,690	58,120	(17.9)%	29,119	61.1%	103,098	3.5	2.7	29.6%
Soybean 2nd Crop	25,620	23,254	10.2%	10,239	40.0%	13,980	0.5	1.6	(68.8)%
Corn (1)	43,396	45,964	(6.0)%	9,907	22.8%	79,802	8.1	6.3	27.9%
Corn 2nd Crop	4,458	10,847	(58.9)%	—	—%	—	—	—	n.a
Wheat (2)	40,210	36,533	10.1%	40,216	100.0%	114,735	2.9	2.2	30.9%
Sunflower	3,825	2,869	33.3%	3,808	99.6%	5,937	1.6	1.7	(6.2)%
Cotton	5,316	3,132	69.7%	—	—%	—	—	—	n.a
Peanut	15,608	9,375	66.5%	174	1.1%	890	5.1	—	n.a
Corn Silage	5,828	2,749	112.0%	5,828	100.0%	—	—	13.7	(100.0)%
Total Crops	191,950	192,842	(0.5)%	99,291	51.7%	318,442
Rice	40,417	40,279	0.3%	38,067	94.2%	231,190	6.1	5.9	2.8%
Total Farming	232,367	233,121	(0.3)%	137,358	59.1%	549,632
Owned Croppable Area	113,509	124,912	(9.1)%
Leased Area	86,436	72,157	19.8%
Second Crop Area	32,422	36,052	(10.1)%
Total Farming Area	232,367	233,121	(0.3)%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %
Milk Production	8,338	7,302	14.2%	26.9	23.3	15.3%	35.8	35.5	1.0%

(1) Includes chia.
(2) Includes barley.

During the second half of 2018, we began our planting activities for the 2018/19 harvest year. Planting activities continued throughout early 2019, and as of the date of this report, we have seeded a total of 232,367 hectares. Owned croppable area reached 113.5 thousands hectares, 9.1% or 11.4 thousand hectares lower compared to the previous season. This is mainly explained by the sale of Rio de Janeiro and Conquista farms during 2Q18. Leased area, which varies in size on the basis of return on invested capital, has increased by 19.8%, reaching 86.4 thousands hectares.

Crops Update

Soybean 1st crop: As of the end of April, we harvested 61% (approximately 30,000 Ha.) of the planted area. Thus far, we have attained good yields, reaching an average of 3.5 tons/Ha. Overall, adequate weather conditions in most of the regions allowed for proper development of our soybean crops

Corn: All the early planted area was harvested, reaching excellent yields of 8.1 tons/Ha. At the same time, 36,000 hectares of late corn are still going through their development cycle, with excellent conditions in most of the areas.

Corn Silage: As of the end of April, we successfully harvested 5,828 hectares of corn silage, more than doubling last year´s production. We expect the production of corn silage to increase in tandem with our milking cows.

Peanut: We had optimal conditions during the growing period for this crop. We have already pulled out 95% of the planted area (16,000 ha) and started harvesting activities with very good results. Good weather conditions are needed to successfully harvest the remaining area.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	1Q19	1Q18	Chg %
Gross Sales
Farming	72,063	57,656	25.0%
Total Sales	72,063	57,656	25.0%
Adjusted EBITDA (1)
Farming	22,566	18,831	19.8%
Land Transformation	9,376	—	n.a
Total Adjusted EBITDA (1)	31,942	18,831	69.6%
Adjusted EBIT (1)
Farming	18,754	16,987	10.4%
Land Transformation	1,354	—	n.a
Total Adjusted EBIT (1)	20,108	16,987	18.4%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses was $31.9 million , $13.1 million, or 69.6% higher year-over-year. The improvement in financial performance is primarily explained by higher margins in our Rice and Dairy businesses.
In the case of the Rice business, higher margins were explained by (i) cost dilution following the depreciation of the Argentine Peso, (ii) higher selling volumes as we carried stocks from the previous quarter; coupled with (iii) enhanced agricultural and industrial efficiencies.
Regarding our Dairy business, higher selling volumes and average prices were responsible for the increase in financial performance. Indeed, as a result of the shortage of milk due to weather related issues, prices increased enhancing margins. Our confined free stall system, which allowed milk production was not affected allowing us to fully profit from higher prices.
Lastly, during January 2019, we completed the sale of Alto Alegre farm, located in Tocantins, for $16.8 million, to be paid in 7 installments. This transaction generated an EBITDA of $9.4 million.

Crops Segment

Crops - Highlights
	metric	1Q19	1Q18	Chg %
Gross Sales	$ thousands	34,117	33,701	1.2%
	tons	186,338	158,436	17.6%
	$ per ton	183.1	212.7	(13.9)%
Adjusted EBITDA	$ thousands	5,466	9,849	(44.5)%
Adjusted EBIT	$ thousands	4,513	9,388	(51.9)%

Adjusted EBITDA in our Crops segment was $5.5 million in 1Q19, 44.5% lower compared to the same period of last year. The $2.4 million positive difference derived from the mark-to-market of our commodity hedge position, and the enhanced operating efficiencies which resulted in lower cost of production were fully offset by the $5.9 million decrease in Changes in Fair Value of Biological Assets and Agricultural Produce and Changes in Net Realizable Value. These two lines reflect the margin recognized throughout the biological growth cycle of our crops. During 1Q18, the 7.0% real depreciation of the Argentine Peso, allowed us to dilute cost in USD resulting in higher margins. In 1Q19, local currency appreciated 1.9% in real terms, explaining the reduction in margins.
Crop sales in 1Q19 reached $34.1 million, 1.2% higher year-over-year. This was mainly explained by higher selling volumes for most of our crops. Indeed, the combination of adequate weather conditions this year compared to adverse conditions during 1Q18 explains the increase in production. At the same time, higher selling volumes served to fully offset lower average prices.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %
Soybean	4,545	11,716	(61.2)%	17,964	38,722	(53.6)%	253	303	(16.4)%
Corn (1)	20,068	13,615	47.4%	130,171	85,283	52.6%	154	160	(3.4)%
Wheat (2)	7,030	4,435	58.5%	36,057	32,279	11.7%	195	137	41.9%
Sunflower	614	710	(13.5)%	2,146	2,153	(0.3)%	n.m.	330	n.a
Cotton Lint	—	—	n.a	—	—	n.a.	n.a	n.a	n.a
Others	1,860	3,225	(42.3)%
Total	34,117	33,701	1.2%	186,338	158,436	17.6%
(1) Includes sorghum and peanut
(2) Includes barley

The table below shows the gains or losses from crop production generated during the first quarter of 2019. A total of 189,412 hectares were planted in the 2018/19 crop. As of March 31, 2019, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $9.9 million , compared to $17.9 million generated during the same period last year. As explained above, the main drivers for the decrease in margins are lower commodity prices at harvest, coupled with higher costs of production, measured in USD.

Crops - Changes in Fair Value Breakdown - as of March 31, 2019
1Q19	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2018/19 Harvest Year
Total Harvested Area	Hectares	1,733	39	7,418	—	40,611	3,381	—	—	53,182
Area harvested in previous periods	Hectares	1,733	39	7,418	—	3,152	3,381	—	—	15,723
Area harvested in current period	Hectares	—	—	—	—	37,459	—	—	—	37,459
Changes in Fair Value 3M19 from planted area 2018/19 (ii)	$ thousands	2,113	(3)	3,340	—	286	—	—	—	5,737
2018/19 Harvest Year
Total Planted Area	Hectares	48,573	25,620	42,812	4,458	40,611	3,930	5,158	15,608	186,770
Area planted in initial growth stages	Hectares	—	—	—	—	—	—	—	—	—
Area planted with significant biological growth	Hectares	46,840	25,581	35,394	4,458	—	549	5,158	15,608	133,588
Changes in Fair Value 3M19 from harvested area 2018/19 (i)	$ thousands	3,239	576	931	(240)	—	64	(125)	(282)	4,163
Total Changes in Fair Value in 3M19	$ thousands	5,352	574	4,271	(240)	286	64	(125)	(282)	9,900

Rice Segment

Rice - Highlights
	metric	1Q19	1Q18	Chg %
Gross Sales	$ thousands	29,411	15,348	91.6%
Sales of white rice	thousand tons	58	19	205.3%
	$ per ton	419	500	(16.2)%
	$ thousands	24,189	9,627	151.3%
Sales of By-products	$ thousands	5,222	5,721	(8.7)%
Adjusted EBITDA	$ thousands	14,029	6,783	106.8%
Adjusted EBIT	$ thousands	12,253	5,745	113.3%
Area under production	hectares	40,417	40,279	0.3%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	44.7	29.7	50.5%
Ending stock - White Rice	thousand tons	20.1	28.1	(28.5)%
(1) Expressed in white rice equivalent.

Financial performance of our Rice segment during 1Q19 is primarily explained by the sales of processed rice and by-products and, to a lesser extent, by the harvest of the 2018/19 rice crop.
Rice sales during 1Q19 reached $29.4 million, $14.1 million or 91.6% higher compared to the same period of last year. This increase was mainly explained by enhanced efficiencies at the industrial level that allowed us to process 44.7 thousand tons of rough rice, 50.8% higher year-over-year, coupled with our commercial strategy to postpone export sales from last year. As a result, the mix of domestic sales was smaller compared to 1Q18, explaining the 16.2% decrease in average selling price. Margins in the export market are higher than in the domestic one since selling costs are considerable lower.
In our farm operations, we harvested 38,067 hectares of rice with an average yield of 6.1 tons per hectare. The rice harvest resulted in Changes in Fair Value of $13.8 million, compared to $10.6 million last season. The 30.3% increase in farming margins, captured in the Changes in Fair Value line, is mainly explained by lower costs in dollar terms, as a result of the depreciation of the Argentine peso.

Dairy Segment

Dairy - Highlights
	metric	1Q19	1Q18	Chg %
Gross Sales	$ thousands (1)	8,110	8,263	(1.9)%
	million liters (2)	21.6	22.8	(5.3)%
	$ per liter (3)	0.33	0.32	3.1%
Adjusted EBITDA	$ thousands	2,777	2,304	20.5%
Adjusted EBIT	$ thousands	1,740	2,000	(13.0)%
Milking Cows	Average Heads	8,338	7,302	14.2%
Cow Productivity	Liter/Cow/Day	35.8	35.5	0.9%
Total Milk Produced	million liters	26.9	23.3	15.5%
(1) includes sales of powdered milk, cream, electricity and culled cows
(2) Includes sales of fluid milk to third parties and powder milk sales expressed in milk equivalent
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Milk production reached 26.9 million liters in 1Q19, 3.6 million or 15.5% higher compared to the same period of last year. This increase is attributable to the 14.2% increase in our dairy cow herd as we continue populating our third free-stall dairy facility, and enhanced by a 0.9% increase in cow productivity. Average productivity grew from 35.5 liters per cow per day in 1Q18 to 35.8 liters in 1Q19, evidencing the efficiencies of our operating teams.

Adjusted EBITDA reached $2.8 million, 20.5% higher year-over-year. This increase is mainly explained by slight higher prices measured in U.S. dollars coupled with lower costs in USD as a result of the depreciation of the Argentine Peso and higher productivity levels.

All Other Segments

All Other Segments - Highlights
	metric	1Q19	1Q18	Chg %
Gross Sales	$ thousands	425	344	23.5%
Adjusted EBITDA	$ thousands	294	(105)	n.a
Adjusted EBIT	$ thousands	294	(146)	n.a
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment during 1Q19 was a gain of $294 thousand.

Land transformation business

Land transformation - Highlights
	metric	1Q19	1Q18	Chg %
Adjusted EBITDA	$ thousands	9,376	—	n.a
Adjusted EBIT	$ thousands	1,354	—	n.a
Land sold	Hectares	6,080	—	n.a
Adjusted EBITDA for our Land Transformation business during 1Q19 totaled $9.4 million, compared to no sales during 1Q18.
During January 2019, we completed the sale of Alto Alegre farm, located in Tocantins, for $16.8 million, to be paid in 7 installments. The selling price marked a 33% premium to the latest Cushman and Wakefield´s independent appraisal, as of September 30, 2018.
Over the last 12 years, we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	1Q19	1Q18	Chg %
Milling
Sugarcane Milled	tons	1,352,150	1,523,835	(11.3)%
Own Cane	tons	1,344,293	1,510,103	(11.0)%
Third Party Cane	tons	7,857	13,732	(42.8)%
Production
TRS Equivalent Produced	tons	150,360	173,233	(13.2)%
Sugar	tons	3,351	20,363	(83.5)%
Ethanol	M3	86,666	89,983	(3.7)%
Hydrous Ethanol	M3	64,829	74,555	(13.0)%
Anhydrous Ethanol	M3	21,837	15,427	41.5%
Sugar mix in production	%	3%	13%	(76.0)%
Ethanol mix in production	%	97%	87%	11.4%
Energy Exported (sold to grid)	MWh	98,914	72,918	35.7%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	73.2	47.9	52.9%
Agricultural Metrics
Harvested own sugarcane	tons	1,344,293	1,510,103	(11.0)%
Harvested area	Hectares	14,610	14,064	3.9%
Yield	tons/hectare	92.0	107.4	(14.3)%
TRS content	kg/ton	107.3	108.0	(0.7)%
TRS per hectare	kg/hectare	9,871	11,601	(14.9)%
Mechanized harvest	%	99.6%	99.8%	(0.2)%
Area
Sugarcane Plantation	hectares	157,638	138,360	13.9%
Expansion & Renewal Area	hectares	7,559	5,534	36.6%

Rains in our cluster in Mato Grosso do Sul during the first quarter were 13% below the 10-year average, 30% below 1Q18 and also rains during the previous quarter were 6.2% lower compared to 4Q18. Therefore, we decided to fine-tune our harvest schedule in order to maximize sugarcane productivity throughout the year. As a result, we decided to slowdown the pace of crushing during the first quarter. We expect that this strategy will allow the cane to further grow and benefit from normalized rains during March and April. It´s worth to highlight that any down time was used for planting activities and industrial maintenance. At the same time, it´s worth noting that, even though total rains reached 510 mm during 1Q19, 29.4% lower year-over year, effective milling days remained unaltered. This is fully explained by the frequency and distribution of the rains.

As a result of our decision to decelerate the milling pace, total crushing reached 1.4 million tons, 11.3% lower compared to 1Q18. In spite of dry weather during summer months, sugarcane yields during the quarter reached 92.0 tons per hectare, significantly above the 5-year average yield for Brazil´s center-south region. This is the result of our ongoing focus on enhancing sugarcane quality and agriculture performance. Yields fell 14.3% compared to our yields in 1Q18 as a result of above average rainfalls during November 2017 through February 2018. In terms of sugar content, TRS during the quarter reached 107.3 kg/ton, in line with the same period of last year.

In order to profit from higher relative prices, production during the quarter was fully devoted to ethanol. Indeed, 97% of the extracted sugarcane juice was shifted to ethanol, an all-time record. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets. During the quarter, hydrous and anhydrous ethanol prices traded at a 21.7% and 24.4% premium to sugar, respectively.

Our cogeneration efficiency ratio was 73.2 KWh per ton crushed, a record high, and 52.9% higher year-over-year. In order to profit from high energy prices during the quarter, we maximize energy production by (i) burning a stockpile of bagasse that was carried over from last year; and (ii) by burning woodchips. Below average rains explain high energy prices. Water reservoirs levels in 1Q19 were 26% lower compared to 1Q18. It´s worth to remember that almost 70% of the Brazilian energy matrix is hydroelectric, explaining the correlation between rain levels and energy prices.

As of March 31, 2019, our sugarcane plantation consisted of 157,638 hectares, 13.9% higher compared to the previous year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q19, we planted a total of 7,559 hectares of sugarcane. Of this total area, 3,948 hectares correspond to expansion areas planted to supply our growing crushing capacity and 3,611 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	1Q19	1Q18	Chg %
Net Sales (1)	81,811	90,310	(9.4)%
Margin on Manufacturing and Agricultural Act. Before Opex	27,738	21,176	31.0%
Adjusted EBITDA	31,197	47,988	(35.0)%
Adjusted EBITDA Margin	38.1%	53.1%	(28.2)%
Adjusted EBITDA Margin (net of third party commercialization)	31.5%	60.8%	(48.2)%
(1) Net Sales are calculated as Gross Sales net of sales taxes.

Net sales in 1Q19 reached $81.8 million, $8.5 million or 9.4% lower than 1Q18. Higher energy volumes were offset by the combination of lower sugar selling volumes coupled with lower sugar and ethanol prices, measured in USD.
Adjusted EBITDA during 1Q19 was $31.2 million, 35.0% lower compared to 1Q18. This was almost fully explained by the $26.3 million difference registered from the mark-to-market of our commodity hedge position. At the same time, however, this effect was offset by a $12.3 million higher gain from the mark-to-market of our biological asset.
The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
		$ thousands			Units			($/unit)
	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %
Sugar (tons)(2)	10,674	19,464	(45.2)%	31,996	54,395	(41.2)%	334	358	(6.8)%
Ethanol (cubic meters)	62,795	66,862	(6.1)%	139,297	116,899	19.2%	451	572	(21.2)%
Energy (Mwh)(3)	8,342	3,984	109.4%	115,036	71,764	60.3%	73	56	30.6%
TOTAL	81,811	90,310	(9.4)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 20.7k tons ($6.9m) in 1Q19 and 31.2k tons ($12.0m) in 1Q18.
(3) Includes commercialization of energy from third parties.
Ethanol sales volumes increased by 19.2% compared to 1Q18. Lower crushing volumes were fully offset by the 11.4% increase in the alcoholic mix, coupled with larger inventories carried from the previous quarter. Average selling prices measured in US dollar, however, fell to US/m3 451, 21.2% lower year-over-year, as a result of the depreciation of the Brazilian Real. All in all, net sales reached $62.8 million, marking a 6.1% reduction.
The full maximization of ethanol production, coupled with lower crushing activities during 1Q19, resulted in a 41.2% decrease in sugar sales volumes compared to 1Q18. At the same time, selling prices in USD fell to $334 per ton, resulting in a 45.2% decrease in net sales.
In the case of energy, selling volumes reached 115,036 MWh, marking a 60.3% increase. As previously explained, this was related to our commercial strategy to generate as much as possible during 1Q19 to capture higher energy prices. Average selling prices, measured in USD reached USD/MWh 73, marking a 30.6% increase compared to the same period of last year. It´s worth highlighting that energy prices in local currency increased by 51.0%.
As shown in the table below, total production costs excluding depreciation and amortization reached 8.6 cents per pound, 6.7% lower year-over-year (excluding the impact of the adoption of IFRS 16). This was mainly explained by: (i) enhanced agricultural efficiencies that contributed to reduce harvest costs, (ii) lower industrial costs obtained from industrial operational efficiencies, (iii) lower cane depreciation; partially offset by lower crushing volumes. Unit costs, measured in U.S. dollars, were further reduced by the year-over-year depreciation of the Brazilian Real.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	1Q19	1Q18	Chg %	1Q19	1Q18	Chg %
Industrial costs	7,985	10,054	(20.6)%	2.6	2.9	(9.8)%
Industrial costs	7,768	9,639	(19.4)%	2.5	2.8	(8.5)%
Cane from 3rd parties	216	414	(47.8)%	0.1	0.1	(40.8)%
Agricultural costs	41,061	44,690	(8.1)%	13.4	12.9	4.3%
Harvest costs	12,904	14,639	(11.8)%	4.2	4.2	0.1%
Cane depreciation	6,746	8,009	(15.8)%	2.2	2.3	(4.4)%
Agricultural Partnership Costs(1)	6,088	6,884	(11.6)%	2.8	2.0	39.9%
Maintenance costs	15,323	15,158	1.1%	5.0	4.4	14.8%
Production Costs	49,045	54,743	(10.4)%	16.8	15.8	6.7%
Depreciation & Amortization	(22,683)	(22,650)	0.1%	(7.4)	(6.5)	13.7%
Production Costs (Net of D&A)	28,757	32,093	(10.4)%	9.4	9.2	1.7%
Production Costs (Net of D&A) - Excluding IFRS 16 (1)	26,362	32,093	(17.9)%	8.6	9.2	(6.7)%
(1) For comparison purposes, agricultural partnership costs for 1Q19 are calculated with previous standard (agricultural partnership costs of $6,088).

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	1Q19	1Q18	Chg %
Sugarcane Valuation Model current period	57,684	84,982	(32.1%)
Sugarcane Valuation Model previous period	47,475	93,177	(49.0%)
Total Changes in Fair Value	10,209	(8,195)	n.a

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $10.2 million gain. This is fully attributable to the increase in Consecana price as a result of higher expected sugar prices.

Corporate Expenses

Corporate Expenses
$ thousands	1Q19	1Q18	Chg %
Corporate Expenses	(4,838)	(4,879)	(0.8)%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 1Q19 were $4.8 million, 0.8% lower compared to 1Q18.

Other Operating Income

Other Operating Income
$ thousands	1Q19	1Q18	Chg %
Gain / (Loss) from commodity derivative financial instruments	(3,375)	19,790	n.a.
Gain from disposal of farmland and other assets	1,472	—	n.a.
Gain from disposal of other property items	374	120	211.7%
Net Gain from FV Adjustement in Investment Property	1,336	3,152	(57.6)%
Other	(2,195)	(974)	125.4%
Total	(2,388)	22,088	n.a.
Other Operating Income for 1Q19 reported a loss of $2.4 million compared to a gain in 1Q18 of $22.1 million. This decrease is mainly attributable to the loss derived from the mark-to-market of our sugar hedge positions following the upward trend of prices during the first quarter. This effect, was partially offset by the proceeds from the sale of Alto Alegre farm.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2019
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2018
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2017/2018 Harvest season
Soybeans	100,276	278.0	1,098.3	(8)
Corn	126,319	139.0	371.5	(3)
2018/2019 Harvest season
Soybeans	34,000	246.0	948.1	638
Corn	39,243	142.0	413.5	(1,478)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2018
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2018/2019 Harvest season
Sugar (tons)	219,050	324.2	14.7	(8,396)
Ethanol (m3)	38,726	471.5	n.a	—
Energy (MW/h) (2)	688,898	64.6	n.a
2019/2020 Harvest season
Sugar (tons)	—	—	—	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (2)	336,000	65.5	n.a

(2) Energy prices were converted to USD at an exchange rate of BRL/USD 4.0

Financial Results

Financial Results
$ thousands	1Q19	1Q18	Chg %
Interest Expenses, net	(11,348)	(11,167)	1.6%
Cash Flow Hedge - Transfer from Equity	(7,601)	(2,101)	261.8%
FX (Losses), net	(20,196)	(9,348)	116.0%
Gain/loss from derivative financial Instruments	311	(1,458)	n.a.
Taxes	(761)	(1,050)	(27.5%)
Finance Cost - Right-of-use Assets	(1,923)	—	n.a.
Inflation accounting effects	17,786	—	n.a.
Other Expenses, net	77	(87)	n.a.
Total Financial Results	(23,655)	(25,211)	(6.2)%

Net financial results in 1Q19 totaled a loss of $23.7 million compared to a loss of $25.2 million in 1Q18. These results are primarily composed of Foreign exchange losses and inflation accounting effects, as explained below:

(i)
Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities.

The revaluation of our dollar denominated debt, measured in local currency, following the 15.0% depreciation of the Argentine Peso during 1Q19 resulted in a loss of $20 million, $11.4 million higher than 1Q18 which had a depreciation of 8.0% during that period. It´s worth highlighting that these results are non-cash in nature and do not impact the net worth of the Company, in US dollar.

(ii)
Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. In this line, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 1Q19, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $17.8 million gain.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	1Q19	4Q18	Chg %	1Q18	Chg %
Farming	213,430	163,192	30.8%	171,714	24.3%
Short term Debt	137,112	81,088	69.1%	131,343	4.4%
Long term Debt	76,318	82,104	(7.0)%	40,371	89.0%
Sugar, Ethanol & Energy	672,527	698,530	(3.7)%	611,714	9.9%
Short term Debt	38,188	62,542	(38.9)%	52,592	(27.4)%
Long term Debt	634,339	635,988	(0.3)%	559,122	13.5%
Corporate	—	—	n.a	45,103	- %
Total Short term Debt	175,300	143,630	22.0%	183,935	(4.7)%
Total Long term Debt	710,657	718,092	(1.0)%	644,596	10.2%
Gross Debt	885,957	861,722	2.8%	828,531	6.9%
Cash & Equivalents	156,889	273,635	(42.7)%	183,775	(14.6)%
Net Debt	729,068	588,087	24.0%	644,756	13.0%
EOP Net Debt / Adj. EBITDA LTM	2.34x	1.87x	25.1%	2.19x	6.8%

From a seasonality point of view, the first quarter has the highest working capital requirements, since during this period all of our crops are planted and incur most of our costs, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt.
Adecoagro´s net debt as of 1Q19 was $729.1 million, marking a 24% increase compared to 4Q18. The increase was mainly driven by higher investments in our farming businesses; specifically the acquisition of the industrial facilities (both dairy and peanuts) which were mainly financed with cash from operations. On a consolidated basis, gross debt reached $886.0 million, $58.1 million or 6.9% higher year-over-year.
Our net debt ratio (Net Debt / EBITDA) reached 2.34x. We consider our balance sheet to be in a solid position, considering not only the conservative debt levels but also its long term tenor. Cash and equivalents as of March 31, 2019, stood at $156.9 million , 14.6% lower compared to the same period of last year, as we financed working capital needs and more capital expenditures during the quarter.

Capital Expenditures & Investments

$ thousands	1Q19	1Q18	Chg %
Farming & Land Transformation	61,238	7,121	760.0%
Expansion	57,474	6,642	765.3%
Maintenance	3,764	479	685.8%
Sugar, Ethanol & Energy	67,461	55,617	21.3%
Maintenance	49,144	38,888	26.4%
Planting	11,142	10,779	3.4%
Industrial & Agricultural Machinery	38,002	28,109	35.2%
Expansion	18,317	16,729	9.5%
Planting	11,646	7,022	65.9%
Industrial & Agricultural Machinery	6,671	9,707	(31.3)%
Total	128,699	62,738	105.1%
Adecoagro’s capital expenditures during 1Q19 totaled $128.7 million, 105.1% higher compared to the same period of last year.
The Sugar, Ethanol and Energy business accounted for 53.0% or $67.5 million of total capex. Expansion capex reached $18.3 million, mainly as a result of the investments related to the increase in nominal crushing capacity and to new sugarcane hectares planted to supply the growing industrial capacity. Maintenance capex, in turn, reached $49.1 million, 26.4% higher than the previous year. In order to keep up with our operating efficiencies, we are renewing our agricultural machinery. At the same time, lower crushing activities allowed us to anticipate the annual interharvest investments for the year, contributing to the increase.
Farming & Land Transformation businesses accounted for 46.9% or $61.2 million of total capex in 1Q19. The increase is mainly driven by the expansion capex in the Dairy and Crops businesses. As we explained in detail in our previous release, we acquired two milk processing facilities and two brands from SanCor and one peanut processing facility from Olam. We are confident that these transactions will strengthen our financial position and our cash generating capacity, once fully operative.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	1Q19	1Q18	% Chg	1Q19	1Q18	% Chg
Soybean	tons	13,496	38,218	(64.7)%	3,652	11,315	(67.7)%
Corn (1)	tons	45,247	38,739	16.8%	6,672	4,857	37.4%
Wheat (2)	tons	41,640	23,837	74.7%	7,086	4,100	72.8%
Sunflower	tons	3,647	1,468	148.4%	1,964	475	313.7%
Cotton	tons	49	—	n.a	48	—	n.a
Rice	tons	19,438	16,926	14.8%	7,204	9,639	(25.3)%
Peanut	tons	4,455	1,264	252.4%	3,163	990	219.6%
Sugar	tons	6,277	12,046	(47.8)%	1,690	8,615	(80.4)%
Ethanol	m3	47,757	41,394	15.4%	17,922	21,812	(17.8)%
Others	tons	4,751	159	n.m.	2,780	306	809.1%
Total		186,756	174,052	7.3%	52,179	62,107	(16.0)%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 1Q19 and 1Q18 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:

•	Adjusted EBITDA

•	Adjusted EBIT

•	Adjusted EBITDA margin

•	Net Debt

•	Net Debt to Adjusted EBITDA

•	Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	1Q19	4Q18	Chg %	1Q18	Chg %
Total Borrowings	885,957	861,722	2.8%	828,531	6.9%
Cash and Cash equivalents	156,889	273,635	(42.7)%	183,775	(14.6)%
Net Debt	729,068	588,087	24.0%	644,756	13.1%
Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.

Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	1Q19	1Q18	Chg %
Net Income	(2,234)	10,896	n.a
Foreign exchange losses, net	20,196	9,348	116%
Cash flow hedge - transfer from equity	7,601	2,101	261.8%
Inflation Accounting Effects	(17,786)	—	n.a
Revaluation Result - Investment Property	(1,336)	(3,152)	(57.6)%
Revaluation surplus of farmland sold	8,022	—	n.a
Adjusted Net Income	14,463	19,193	(24.6)%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	34,117	29,411	8,110	425	72,063	90,035	—	—	162,098
Cost of goods sold and services rendered	(35,111)	(22,510)	(7,855)	(303)	(65,779)	(60,106)	—	—	(125,885)
Initial recog. and changes in FV of BA and agricultural produce	9,900	13,844	2,742	222	26,708	(2,191)	—	—	24,517
Gain from changes in NRV of agricultural produce after harvest	1,427	—	—	—	1,427	—	—	—	1,427
Margin on Manufacturing and Agricultural Act. Before Opex	10,333	20,745	2,997	344	34,419	27,738	—	—	62,157
General and administrative expenses	(1,369)	(1,807)	(918)	(41)	(4,135)	(5,131)	—	(4,575)	(13,841)
Selling expenses	(1,588)	(6,830)	(483)	(49)	(8,950)	(11,779)	—	(79)	(20,808)
Other operating income, net	(2,863)	145	144	1,330	(1,244)	(2,314)	1,354	(184)	(2,388)
Profit from Operations Before Financing and Taxation	4,513	12,253	1,740	1,584	20,090	8,514	1,354	(4,838)	25,120
Net gain from Fair value adjustment of Investment property	—	—	—	(1,336)	(1,336)	—	—	—	(1,336)
Adjusted EBIT	4,513	12,253	1,740	248	18,754	8,514	1,354	(4,838)	23,784
(-) Depreciation and Amortization	953	1,776	1,037	46	3,812	22,683	—	—	26,495
Reverse of revaluation surplus derived from the disposals of assets					—	—	8,022		8,022
Adjusted EBITDA	5,466	14,029	2,777	294	22,566	31,197	9,376	(4,838)	58,301
Reconciliation to Profit/(Loss)
Adjusted EBITDA									58,344
(+) Depreciation									(26,495)
(+) Financial result, net									(23,655)
(+) Revaluation Result - Investment Property									1,336
(+) Income Tax (Charge)/Benefit									(2,717)
(+)Revaluation surplus of farmland sold									(8,022)
(+) Translation Effect (IAS 21)									(1,025)
Profit/(Loss) for the Period									(2,235)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	33,701	15,348	8,263	344	57,656	97,911	—	—	155,567
Cost of goods sold and services rendered	(33,996)	(16,457)	(8,040)	(220)	(58,713)	(62,235)	—	—	(120,948)
Initial recog. and changes in FV of BA and agricultural produce	17,894	10,622	2,250	(185)	30,581	(14,500)	—	—	16,081
Gain from changes in NRV of agricultural produce after harvest	(691)	—	—	—	(691)	—	—	—	(691)
Margin on Manufacturing and Agricultural Act. Before Opex	16,908	9,513	2,473	(61)	28,833	21,176	—	—	50,009
General and administrative expenses	(905)	(1,310)	(391)	(40)	(2,646)	(7,651)	—	(4,875)	(15,172)
Selling expenses	(1,401)	(2,593)	(60)	(43)	(4,097)	(12,219)	—	(10)	(16,326)
Other operating income, net	(5,214)	135	(22)	3,150	(1,951)	24,033	—	6	22,088
Profit from Operations Before Financing and Taxation	9,388	5,745	2,000	3,006	20,139	25,339	—	(4,879)	40,599
Net gain from Fair value adjustment of Investment property	—	—	—	(3,152)	(3,152)	—	—	—	(3,152)
Adjusted EBIT	9,388	5,745	2,000	(146)	16,987	25,339	—	(4,879)	37,447
(-) Depreciation and Amortization	461	1,038	304	41	1,844	22,649	—	—	24,493
Reverse of revaluation surplus derived from the disposals of assets
Adjusted EBITDA	9,849	6,783	2,304	(105)	18,831	47,988	—	(4,879)	61,940
Reconciliation to Profit/(Loss)
Adjusted EBITDA									61,940
(+) Depreciation									(24,493)
(+) Financial result, net									(25,211)
(+) Revaluation Result - Investment Property									3,152
(+) Income Tax (Charge)/Benefit									(4,492)
(+)Revaluation surplus of farmland sold									—
(+) Translation Effect (IAS 21)									—
Profit/(Loss) for the Period									10,896

Consolidated Statement of Income

Statement of Income
$ thousands	1Q19	1Q18	Chg %

Sales of goods and services rendered	159,815	155,567	2.7%
Cost of goods sold and services rendered	(123,938)	(120,948)	2.5%
Initial recognition and changes in fair value of biological assets and agricultural produce	23,168	16,081	44.1%
Changes in net realizable value of agricultural produce after harvest	1,356	(691)	(296.2)%
Margin on manufacturing and agricultural activities before operating expenses	60,401	50,009	20.8%
General and administrative expenses	(13,461)	(15,172)	(11.3)%
Selling expenses	(20,372)	(16,326)	24.8%
Other operating income, net	(2,431)	22,088	(111.0)%
Profit from operations before financing and taxation	24,137	40,599	(40.5)%
Finance income	2,933	3,006	(2.4)%
Finance costs	(44,374)	(28,217)	57.3%
Other financial results - Net gain of inflation effects on the monetary items	17,786	—	n .a
Financial results, net	(23,655)	(25,211)	(6.2)%
(Loss)/Profit before income tax	482	15,388	(96.9)%
Income tax benefit/(expense)	(2,717)	(4,492)	(39.5)%
(Loss)/Profit for the period	(2,235)	10,896	(120.5)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	1Q19	1Q18	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	(2,235)	10,896	(120.5)%
Adjustments for:
Income tax expense	2,717	4,492	(39.5)%
Depreciation	25,978	24,228	7.2%
Amortization	328	265	23.8%
Depreciation of right of use assets	10,411	—	n . a
Gain from the disposal of other property items	(362)	(120)	201.7%
Gain from the sale of farmland and other assets	(1,472)	—	n . a
Acquisition of subsidiaries	(149)	—	n . a
Net gain from the Fair value adjustment of Investment properties	(1,280)	(3,152)	(100.0)%
Equity settled share-based compensation granted	1,378	1,345	2.5%
Loss / (gain) from derivative financial instruments	3,047	(16,572)	(118.4)%
Interest and other financial expense, net	13,121	11,225	16.9%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(25,695)	(9,296)	176.4%
Changes in net realizable value of agricultural produce after harvest (unrealized)	515	(910)	(156.6)%
Provision and allowances	—	29	(100.0)%
Net gain of inflation effects on the monetary items	(17,786)	—	n . a
Foreign exchange losses, net	20,196	9,348	116.0%
Cash flow hedge – transfer from equity	7,601	2,101	261.8%
Subtotal	36,313	33,879	7.2%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(7,989)	(32,399)	(75.3)%
(Increase) in inventories	(2,552)	(17,801)	(85.7)%
Decrease / (Increase) in biological assets	18,527	9,332	98.5%
(Increase) / Decrease in other assets	3	6	(50.0)%
Decrease / (Increase) in derivative financial instruments	(1,946)	12,579	(115.5)%
Increase in trade and other payables	(10,875)	(13,699)	(20.6)%
Increase in payroll and social security liabilities	1,211	3,690	(67)%
(Decrease) / Increase in provisions for other liabilities	(174)	(221)	(21.3)%
Net cash generated from operating activities before taxes paid	32,518	(4,634)	(801.7)%
Income tax paid	(124)	(131)	(5.3)%
Net cash generated from operating activities	32,394	(4,765)	(779.8)%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	1Q19	1Q18	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	684	—	n . a
Purchases of property, plant and equipment	(119,157)	(62,418)	90.9%
Purchase of cattle and non current biological assets	(1,463)	(1,464)	(0.1)%
Purchases of intangible assets	(6,645)	(456)	1,357.2%
Interest received	2,129	2,463	(13.6)%
Proceeds from sale of property, plant and equipment	332	—	100.0%
Proceeds from sale of farmlands	5,833	508	100.0%
Proceeds from the sale of farmland and other assets	(118,287)	(61,367)	92.8%

Cash flows from financing activities:
Proceeds from long-term borrowings	8,016	8,728	(8.2)%
Payments of long-term borrowings	(32,067)	(6,074)	427.9%
Proceeds from short-term borrowings	76,114	39,335	93.5%
Payments of short-term borrowings	(37,529)	(23,934)	56.8%
Interest paid	(22,640)	(21,035)	7.6%
Payment of derivatives financial instruments	557	(190)	(393.2)%
Lease Payments	(14,320)	—	n . a
Purchase of own shares	—	(13,492)	(100.0)%
Dividends paid to non-controlling interest	—	(1,195)	(100.0)%
Net cash (used) / generated from financing activities	(21,869)	(17,857)	22.5%
Net increase / (decrease) in cash and cash equivalents	(107,762)	(83,989)	28.3%
Cash and cash equivalents at beginning of year	273,635	269,195	1.6%
Effect of exchange rate changes and inflation on cash and cash equivalents	(8,984)	(1,431)	527.8%
Cash and cash equivalents at end of year	156,889	183,775	(14.6)%

*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 29.

(a) Includes 9,074 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 2,608 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (1,621) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (10,062) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Non-cash investing and financing for the acquisition of Girasoles del Plata S.A. (formerly CHS Agro S.A.) is as follows.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	March 31, 2019	December 31, 2018	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,586,758	1,480,439	7.2%
Right of use assets	206,001	—	n . a
Investment property	40,725	40,725	—%
Intangible assets, net	33,075	27,909	18.5%
Biological assets	12,503	11,270	10.9%
Deferred income tax assets	17,054	16,191	5.3%
Trade and other receivables, net	48,956	38,820	26.1%
Other assets	1,144	1,184	(3.4)%
Total Non-Current Assets	1,946,216	1,616,538	20.4%
Current Assets
Biological assets	99,234	94,117	5.4%
Inventories	130,089	128,102	1.6%
Trade and other receivables, net	133,255	158,686	(16.0)%
Derivative financial instruments	5,372	6,286	(14.5)%
Other assets	6	8	(25.0)%
Cash and cash equivalents	156,889	273,635	(42.7)%
Total Current Assets	524,845	660,834	(20.6)%
TOTAL ASSETS	2,471,061	2,277,372	8.5%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	900,503	900,503	—%
Cumulative translation adjustment	(675,824)	(666,037)	1.5%
Equity-settled compensation	17,178	16,191	6.1%
Cash flow hedge	(62,498)	(56,884)	9.9%
Other reserves	38,964	32,380	20.3%
Treasury shares	(8,741)	(8,741)	—%
Revaluation surplus	383,200	383,889	(0.2)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	232,745	237,188	(1.9)%
Equity attributable to equity holders of the parent	1,050,674	1,063,636	(1.2)%
Non-controlling interest	45,365	44,509	1.9%
TOTAL SHAREHOLDERS EQUITY	1,096,039	1,108,145	(1.1)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,430	211	1,525.6%
Borrowings	710,658	718,484	(1.1)%
Lease liabilities	143,375	—	n . a
Deferred income tax liabilities	175,647	168,171	4.4%
Payroll and social liabilities	1,347	1,219	10.5%
Provisions for other liabilities	3,131	3,296	(5.0)%
Total Non-Current Liabilities	1,037,588	891,381	16.4%
Current Liabilities
Trade and other payables	98,004	106,226	(7.7)%
Current income tax liabilities	1,704	1,398	21.9%
Payroll and social liabilities	26,251	25,978	1.1%
Borrowings	175,299	143,632	22.0%
Lease liabilities	34,884	—	n . a
Derivative financial instruments	1,006	283	255.5%
Provisions for other liabilities	286	329	(13.1)%
Total Current Liabilities	337,434	277,846	21.4%
TOTAL LIABILITIES	1,375,022	1,169,227	17.6%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,471,061	2,277,372	8.5%